

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Horizen Trust (ZEN)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re:** **Grayscale Horizen Trust (ZEN)**
> **Registration Statement on Form 10**
> **Exhibit Nos. 10.1 and 10.3**
> **Filed May 5, 2022**
> **File No. 000-56435**

Dear Michael Sonnenshein:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance